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FORM 4
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       0MB APPROVAL
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OMB Number: 3235-0287
Expires: February 1, 1994
Estimated average burden
hours per response:  0.5
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[_]  Check box if no longer subject to Section 16. Form 4 and Form 5 obligations may continue. See Instruction 1(b).

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

               Filed pursuant to Section 16(a) of the Securities
                   Exchange Act of 1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935 or Section 30(1) of the Investment Company
                                   Act of 1940

1.    Name and Address of Reporting Person:
      Last: Cole                Street: 16825 Northchase Drive, Suite 800
      First: Aubrey             City: Houston
      Middle: L.                State: Texas           Zip: 77060

2. Issuer Name and Ticker or Trading Symbol: U.S. Timberlands Company, L.P. (NASDAQ: TIMBZ)

3.    IRS or Social Security Number of Reporting Person (Voluntary)

4.    Statement for Month/Year: 10/99

5.    If Amendment, Date of Original (Month/Year)

6.    Relationship of Reporting Person to Issuer (Check all applicable):
      [X]      Director
      [ ]      10% Owner
      [ ]      Officer (give title below)
      [ ]      Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable)
      [X]      Form filed by One Reporting Person
      [ ]      Form filed by More than One Reporting Person

                           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security    2. Trans-    3. Transaction    4. Securities Acquired (A)    5. Amount of    6. Ownership    7. Nature of
   (Instr. 3)              action       Code              or Disposed of (D)            Securities      Form;           Indirect
                           Date         (Instr. 8)        (Instr. 3, 4 and 5)           Beneficially    Direct (D)      Beneficial
                           (Month/                                                      Owned at End    or Indirect     Ownership
                           Day/         Code    V         Amt.  (A) or   Price          of Month        (I)             (Instr. 4)
                           Year)                                (D)                     (Instr. 3       (Instr. 4)
                                                                                        and 4)

    Common Units       10/14/99          P               3,000   A  $11 9/16                                 I               (1)
    Common Units       10/15/99          P               6,000   A  $11.4792                                 I               (1)
    Common Units       10/27/99          P               2,000   A  $11.875                                  I               (1)
                                                                                            56,500                           (2)


 Reminder: Report on a separate line for each class of securities beneficially
           owned directly or indirectly.                                  (Over)
                                 (Print or Type Responses)       SEC 1474 (3/91)

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FORM 4 (CONTINUED)
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
                               TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                        (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title     2.Conver-   3.Trans-   4.Trans-    5.No. of   6.Date Exer-   7.Title and   8.Price   9.No. of  10.Owner-   11.Nature
  of          sion or     action     action      Deriv-     cisable        Amount of     of        Deriv-     ship        of In-
  Deri-       Exercise    Date       Code        ative      and Ex-        Underly-      Deri-     ative      Form        direct
  vative      Price of    (Month/    (Instr.8)   Securi-    piration       ing Secur-    vative    Securi-    of Deri-    Benefi-
  Security    Deriva-     Day/                   ties Ac-   Date (Month/   ities         Security  ties       vative      cial
  (Instr.3)   tive        Year)                  quired     Day/Year)      (Instr.3      (Instr.5) Benefi-    Security:   Owner-
              Security                           (A) or                    and 4)                  cially     Direct(D)   ship
                                                 Disposed                                          Owned      or Indi-    (Instr.
                                                 of (D)                                            at End     rect(I)     4)
                                                 (Instr.3                                          of Month   (Instr.4)
                                                 4, and 5)                                         (Instr.4)


                                    Code   V     (A)   (D)  Date      Expira-  Title  Amount
                                                            Exer-     tion
                                                            cisable   Date


Explanation of Responses:

(1)  Represents shares purchased by U.S. Timberlands Service Company LLC.

(2) This number represents the total number of Common Units purchased by U.S. Timberlands Services Company, LLC, though the Reporting Person has less than a 25 percent interest in U.S. Timberlands Services Company, LLC. This filing shall not be deemed an admission that the Reporting Person is, for purposes of section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by this statement.



                          /s/ Aubrey L. Cole
                          ------------------------------   ------------
                         **Signature of Reporting Person       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1474 (3/91)